Exhibit 8.1

LIST OF SUBSIDIARIES

The following list sets forth the subsidiaries of the registrant as of December 31, 2024:

Company	State/Country of Incorporation
Mega Matrix Corp.(1)	Delaware
Mega Metaverse Corp.(2)	California
Bona Box FZ LLC(2)	Abu Dhabi
Saving Digital Pte. Ltd.(2)	Singapore
MarsProtocol Technologies Ptd. LTD. (3)	Singapore
FunVerse Holding Limited(2)	British Virgin Islands
Yuder Pte. Ltd.(4)	Singapore

(1)	A wholly owned subsidiary of the Company.

(2)	A wholly owned subsidiary of Mega Matrix Corp.

(3)	A wholly owned subsidiary of Saving Digital Pte. Ltd.

(4)	A wholly owned subsidiary of FunVerse Holding Limited.